UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer
madeBOS, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 25, 2016

Physical address of Issuer
2481 60th Ave, Oakland, CA 94605

Website of Issuer
www.madebos.com

Name of the Intermediary through which the offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of the Intermediary
0001672732

SEC file number of the Intermediary
007-00046

CRD number, if applicable, of the Intermediary
283874

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest
2% of the Securities being issued in the Offering

Type of Security offered
SAFEs (Simple Agreements for Future Equity)

Target number of Securities to be offered
40,000

Price (or method for determining price)
$1.00

Target offering amount
$40,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
July 9, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$12,160.00	$0.00
Long-term Debt	$6,160.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	($18,670.00)	$0.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland,

Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

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May 5, 2017

FORM C

Up to $500,000.00

madeBOS, Inc.

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SAFEs (Simple Agreements for Future Equity)

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This Form C (including the cover page and all exhibits attached hereto, this "Form C") is being furnished by madeBOS, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFEs (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $40,000 (the "Minimum Amount") and up to $500,000 (the "Maximum Amount") from Purchasers in the offering of Securities described in this Form C (the "Offering"). The minimum amount of securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities that are issued in the Offering, as well as 5% of the Offering proceeds, as described in the table below:

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual	$50.00	$2.50	$47.50

Purchase Amount			
Aggregate Minimum Offering Amount	$40,000.00	$2,000.00	$38,000.00
Aggregate Maximum Offering Amount	$500,000.00	$25,000.00	$475,000.00

(1)   The figures in this column exclude fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in the Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. The Securities are offered under an exemption from registration; however, neither the SEC nor any state securities authority has made an independent determination that the Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the SEC annually and post the report on its website at www.madebos.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 5, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are

beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at www.madebos.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

madeBOS, Inc. (the "Company") is a Delaware Corporation, formed on July 25, 2016. The Company is located at 2481 60th Ave, Oakland, CA 94605.

The Company's website is www.madebos.com. The information available on or through our website is not a part of this Form C. In making an investment decision with respect to the Securities, you should only consider the information contained in this Form C.

The Business
The Company's principal product is the madeBOS digital platform, which, once fully developed, will empower employees to proactively manage their career development success. We anticipate generating revenue from two principal sources: (i) fees chargeable to users of our mobile app (i.e. dissatisfied company employees) for access to new mobile app features and upgrades; and (ii) the sale of software as a service ("SaaS"), consisting primarily of digital analytics on employee satisfaction generated by such mobile app users to companies experiencing significant turnover.

The Business Plan
Our solutions help clients achieve specific business outcomes and enhance shareholder value by defining and executing industry-specific talent capital strategies enabled by technology. We bring together our capabilities in talent acquisition and talent management and operational excellence to help employees alleviate career pathing confusion and in turn the talent supply and demand deficit.

The Offering

Minimum number of SAFEs (Simple Agreements for Future Equity) being offered	40,000
Total number of SAFEs outstanding after the Offering (if Minimum Amount reached)	40,000
Maximum number of SAFEs being offered	500,000
Total number of SAFEs outstanding after the Offering (if Maximum Amount reached)	500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	July 9, 2017
Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on page 25 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry
We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on July 25, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

To date, we have not generated and do not in the near future foresee generating, any revenue; consequently we rely on external financing.
We are a startup company and our business model currently focuses on building our software solution and the right team rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development), that if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately September 2017, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices. Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If the Company is required to raise additional capital on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition. If adequate funds are not available, even on unfavorable terms, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's success depends on the experience and skill of its executive officers and key employees.
In particular, the Company is dependent on Martha Hernandez, who is the CEO, President, CFO and sole Director of the Company. The Company has or intends to enter into an employment agreement with Ms. Hernandez although there can be no assurance that it will do so or that Ms. Hernandez will continue to be employed by the Company for a particular period of time. Furthermore, the Company has not purchased any insurance policies with respect to Ms. Hernandez in the event of her death or disability. Therefore, in Ms. Hernandez dies or becomes disabled, the Company will not receive any compensation to assist with her absence. The loss of Ms. Hernandez would irrevocably cripple the Company's business, financial condition, cash flow and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C entitled "*Transactions with Related Persons and Conflicts of Interest*" for further details.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel will be critical to our success. Our current consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. Such limited availability may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We may face intense

competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our contractors and employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The development and commercialization of our mobile app is highly competitive.
We face competition with respect to our mobile app and SaaS relating to data aggregation and analysis that we are currently developing or may seek to develop or commercialize in the future. Our competitors include other startup companies, such as Insala, CareerMe and Pathsource, as well as major companies worldwide, such as Student LinkedIn. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in mobile app and SaaS research, development and marketing that we have, and thus may be better equipped than us to develop and commercialize similar services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their mobile apps and SaaS more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our mobile app and SaaS will achieve initial market acceptance and our ability to generate meaningful additional revenues from such products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend any infringement actions in court. Plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. However, we have not yet filed any patent applications to protect our intellectual property. Despite extant efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us, which have not involved applying for any patents, provisional or otherwise, may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our mobile app and SaaS to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to maintain and produce mobile app and SaaS. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with developers, mobile application distribution platforms, advertisers, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We depend on the likelihood of profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to generate revenue.
Our business model will depend upon the investment in and license of patents and other intellectual property rights for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our future license agreements (if any) may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.
Our customers will require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective string of software code that fails under certain applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our mobile applications to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more

difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our website and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our website and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (e.g. viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities being offered. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
As of the date of the Offering, the Company is 100% beneficially owned by one individual, Martha Hernandez, who is also currently the CEO, President, CFO and sole Director of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, Ms. Hernandez may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, Ms. Hernandez may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Ms. Hernandez could use her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or until the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The madeBOS digital platform will empower employees to proactively manage their career development success. We anticipate that our revenue will be generated from "upgrade fees" charged to users of our mobile app to access various mobile app features and from the sale of our SaaS—namely data analytics on employee satisfaction sourced from such mobile app users—to companies experiencing significant turnover.

Business Plan
The Company is committed to bringing the best user experience to its customers through its innovative software. The Company's business strategy leverages its unique ability to design and develop its own source code, application and software to provide its customers' solutions with innovative design, superior ease-of-use, and seamless integration. We allow customers to access our career development plans through a variety of devices, including Apple and Android.

History of the Business
The Company was incorporated in July 2016 in the State of Delaware. The Company is headquartered in California.

The Company's Products and/or Services

Product / Service	Description	Current Market
SaaS	Data analytics driven from user	Enterprise management team.

	mobile app.	
Mobile App	Mobile app provides users with a talent assessment, career fit analysis, individualized career plan, job match and connects them to industry influencers.	The mobile app's end user is the employee seeking advancement.

Our SaaS and mobile app are currently being developed. We will offer SaaS and mobile app solutions to enterprises through direct sales, strategic partnerships and targeted user marketing.

Competition
The Company's primary competitors are Insala, CareerMe, PathSource, Smashpath, Apps Rocket and Students LinkedIn.

Our biggest differentiator from our competitors is that we act independently from the talent management system being utilized. Most competitors require enterprises to use their entire solution suite (recruitment, performance, etc.) to facilitate learning and career management. In addition, our software is focused on user-driven growth while most competitors drive learning management activity through enterprise management.

Supply Chain and Customer Base
Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

The Company's customers are expected to be primarily in the retail, service and hospitality industries.

Intellectual Property and Research and Development
The Company is dependent on the intellectual property rights to its SaaS and mobile app. The Company continues to develop new technologies to enhance existing products and to expand the range of its product offerings through R&D and licensing of intellectual property. Total R&D expense amounted to $5,500 in 2016 and are expected (assuming the success of this Offering) to amount to $150,000 in 2017.

Real Property
The Company does not own or lease any real property. The CEO of the Company has made available for the Company's use as a principal office the following real property:

Property Address	Own or Lease	Description
2481 60th Ave, Oakland, CA 94605	Owned by the CEO of the Company	Current Company Headquarters

Governmental/Regulatory Approval and Compliance
The Company is subject to laws and regulations affecting its operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, quality of services, mobile communications and media, intellectual property ownership and infringement and data privacy requirements. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation
None

Other
For further information regarding the Company's operations, business objectives and projections, see the Company's pitch deck attached hereto as Exhibit A.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign Marketing Expenses or Related Reimbursement	2.5%	$1000	1.00%	$5,000
Estimated Attorney Fees	6.25%	$2,500	2.00%	$10,000
Estimated Accountant/Auditor Fees	6.25%	$2,500	17.00%	$85,000
General Marketing	5.00%	$2,000	6.00%	$30,000
Research and Development	72.50%	$29,000	12.00%	$60,000
Equipment Purchases	3.75%	$1,500	12.00%	$60,000
Future Wages	0.00%	$0	46.00%	$230,000
Hosting	3.75%	$1,500	4.00%	$20,000
Total	**100.00%**	**$40,000**	**100.00%**	**$500,000**

The Company has discretion to alter the use of proceeds as set forth above based on the results of ongoing software development and the cost of any necessary modifications..

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Martha Hernandez

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, President, CFO and sole Director, July 25, 2016 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
madeBOS, Inc.
CEO, President, CFO and Director, July 25, 2016 – Present
- Founded the Company; responsible for overall Company management, including, but not limited to business strategy, product development, marketing and outreach efforts and financial management.

Save Mart Supermarkets
Director of Talent Acquisition, December 2014 – October 2016
- Oversaw talent acquisition for all business units, to include, union and non-union, corporate, retail store, pharmacy and distribution and transportation positions.

- Implemented effective strategic People and Culture Talent Plan to define Save Mart's employer of choice brand, workforce segmentation, recruitment cycle, and engagement.

Inner City Advisors
Managing Director, October 2013 – December 2014
- Designed, led and managed the development of a pilot that delivered human capital strategic support and a direct talent funnel between targeted workforce development populations and ICA companies.
- Developed, managed and built strategic partnerships with workforce development agencies to ensure candidate readiness for successful interviewing and long-term retention.

Education
Coro Fellow in Public Affairs (a graduate-level experiential leadership program that prepares diverse, talented and committed individuals for effective and ethical leadership in the public affairs arena), 2003-2004
Occidental College, BA Sociology/Spanish, 1999-2003. Mills College, Institute for Civic Leadership, 2001

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Martha Hernandez

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, President, CFO and Director, July 25, 2016 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
madeBOS, Inc.
CEO, President, CFO and Director, July 25, 2016 – Present
- Founded the Company; responsible for overall Company management, including, but not limited to business strategy, product development, marketing and outreach efforts and financial management.

Save Mart Supermarkets
Director of Talent Acquisition, December 2014 – October 2016
- Oversaw talent acquisition for all business units, to include, union and non-union, corporate, retail store, pharmacy and distribution and transportation positions.
- Implemented effective strategic People and Culture Talent Plan to define Save Mart's employer of choice brand, workforce segmentation, recruitment cycle, and ultimately engagement.

Inner City Advisors
Managing Director, October 2013 – December 2014
- Designed, led and managed the development of a pilot that delivered human capital strategic support and a direct talent funnel between targeted workforce development populations and ICA companies.
- Developed, managed and built strategic partnerships with workforce development agencies to ensure candidate readiness for successful interviewing and long-term retention.

Education
Coro Fellow in Public Affairs (a graduate-level experiential leadership training program that prepares diverse, talented and committed individuals for effective and ethical leadership in the public affairs arena), 2003-2004
Occidental College, BA Sociology/Spanish, 1999-2003. Mills College, Institute for Civic Leadership, 2001

Name
Ana M. Hernandez

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Secretary, July 25, 2016 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

madeBOS, Inc.
Secretary, July 25, 2016 – Present
- Responsible for recordkeeping and filing requirements and execute charter and other agreements on behalf of the Company.

Saint Ignatius College
Prep Director of Magis Outreach and Enrichment and Affinity Groups Coordinator, June 2015 – Present
- Oversee all aspects of the Magis Middle School Enrichment Program and High School Support Program.
- Work with students who are first-generation college-bound, low-income and/or traditionally underrepresented in higher education.

Saint Clement Catholic Elementary
Principal, June 2012 – June 2015
- Responsible for overall school operations; provide leadership and administration to support school personnel and guide student growth.

Education

Mills College, Administrative Credential, Masters in Education, Teaching Credential, Education, 2006 – 2009
Occidental College, Spanish Literature and Women's Studies Gender Studies

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Chief Executive Officer
Sale of property, interests or assets of the Company	Chief Executive Officer
Determination of the budget	Chief Executive Officer
Determination of business strategy	Chief Executive Officer
Dissolution of liquidation of the Company	Stockholders

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees but has an independent contractor in Oakland, California. The Company has the following independent contractor agreements in place:

Contractor	Description	Effective Date	Termination Date
Estefania Ortiz	Engineer Lead	March 6, 2017	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	3,500,000
Voting Rights	Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Company's certificate of incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him or her by written proxy executed by the stockholder or his or her authorized agent or by a transmission permitted by law and delivered to the Secretary of the Company.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Board of Directors and the stockholders could authorize and issue additional shares of Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the company by holders of the security entered	100%

The Company currently has no indebtedness.

Valuation

Because the Company is recently formed, has not conducted any third-party valuation or appraisal and has conducted only "sweat equity" sales of its securities to its founder, no valuation of the Company or its securities is currently available. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

Below is the sole beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount such individual owns.

Name	Percentage Owned Prior to Offering
Martha Hernandez	100.0%

Following the Offering, the Purchasers will own 0% of the Company. The Purchasers will not hold equity in the Company until the conversion of their SAFEs into CF Shadow Securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. The financial statements attached hereto as Exhibit B are an important part of this Form C and should be reviewed in their entirety.

Operations

We are a pre-revenue company and our primary expenses fall into the following areas: talent, software development, legal and marketing. We do not anticipate generating revenue until 2018. We believe that our prior earnings and

cash flows are not indicative of future earnings and cash flows because our products are still in development and have not been made available for purchase. Once we make our product available for purchase, the exact date of which will depend on the results of this Offering, but is expected to occur at the end of 2017, we expect to generate earnings and cash flows.

The Company intends to achieve profitability in the next 12 months via a "proof of concept" involving three key beta customers by end of 2017. Assuming the success of our beta launch, we anticipate expanding to an additional 15-25 customer in Q1 and Q2 of 2018. Currently, two of the three beta customers have been selected. The Company currently requires less than $2000 a month to sustain operations.

Liquidity and Capital Resources
The proceeds of the Offering are necessary and essential to the operations of the Company. The Company has been bootstrapped to date and has no cash on hand or other sources of capital aside from the proceeds of the Offering. We plan to use the proceeds, which are an indispensable element of our business strategy, as set forth above under "*Use of Proceeds*".

Capital Expenditures and Other Obligations
The Company has expended $5,000 in 2016 on research and development of the Company's mobile app, and anticipates that future material capital expenditures will include $150,000 on additional mobile app, assuming the success of the Offering.

Material Changes and Other Information
None
Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 500,000 SAFEs (Simple Agreements for Future Equity) for up to $500,000. The Company is attempting to raise a minimum amount of $40,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 9, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase on the website of the Intermediary (as defined below) at www.republic.co. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities as a digitally executed Word document, available for download on www.republic.co, in exchange for his or her investment as soon as practicable thereafter.

Commitments to purchase are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any commitment. If the Company rejects all or a portion of any commitment, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is FundAmerica, LLC.

The Securities
We request that you please review our organizational documents and the SAFE instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 5,000,000 shares of common stock, par value $0.0001 per share, of which 3,500,000 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $2,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $2,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any simple agreements for future equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $2,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted. The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Board of Directors of the Company	Stockholders
Appointment of the Officers of the Company	Board of Directors

The Company does not have any voting or shareholder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or, upon the Company's request, provide the Company with an opinion of counsel or other documentation stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of

such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Rent

Related Person/Entity	Ana M. Hernandez
Relationship to the Company	Secretary of the Company
Total amount of money involved	$1,200.00
Benefits or compensation received by related person	Living Accommodations
Benefits or compensation received by Company	Monthly Rent
Description of the transaction	Payment of Monthly Rent to the Company

Conflicts of Interest

The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

A transcript of the promotional video of the Company, available on the Intermediary's website at www.republi.co, is attached hereto as Exhibit C.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Martha Hernandez
(Signature)

Martha Hernandez
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Martha Hernandez
(Signature)

Martha Hernandez
(Name)

CEO, President, CFO and Director
(Title)

May 5, 2017
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Pitch Deck
Exhibit B   Financial Statements
Exhibit C   Video Transcript

EXHIBIT A
Pitch Deck



potential unlocked

With the madeBOS mobile app, I was able to see what it takes to meet job and company requirements from the start, and work on an individualized plan to get there.

General Overview
May, 2017

Careers in the retail sector are a mess

Most millennials working in retail are dissatisfied with their careers & are confused about growth opportunities.

There are 15 million people employed in US Retail.

• Close to 70% of the retail workforce turns over in their first year of employment.

• 47%, or 5.5 million, leave because they lack career pathing clarity

• 43% of employees that turn say they want greater support for development

madeBOS

Most career development tools today are not effective

- **"One size fits all" model**

- **Not available to use outside of the workplace**
Retail is 68% predominantly millennial smartphone users that wish to have more say from their mobile devices.

- **Employer driven, focused on tracking and regulations**

- **Costly**



HR and Manager Driven Model
Based on Manager's Ability to Identify and Develop Talent

Cashiers and Sales Clerks   Management   Executives

madeBOS

madeBOS empowers employees to proactively manage their career development

- Presenting potential career opportunities

- Creating an individualized plan

- Exposing development plan and activity with mentors and other company influencers

- Adds Accountably



Employee Driven Model
Based on Curated Algorithm and Data Driven Diagnostics

Cashiers and Sales Clerks   Management   Executives

How madeBOS works



9:41 AM
100%
INFLUENCERS
Search
Pamela Dijon
VP of Engineering
Oliver Twist
UX/UI Designer
Thad Castle
VR Video Producer
Luke Shin
Data Scientist
Mary Smith
Senior Mobile Developer

1.Naomi signs up for madeBOS and takes a talent & passions **assessment** to understand what her best career fit is

2. Naomi sees **options for her career** tailored to her strengths

3. She picks one option/career and gets a **personalized 3-year plan**

4. Visibility into Organization’s design; open and filled positions

5. **Mentors** inside the organization will see Naomi’s plan and help her get there

madeBOS

madeBOS helps managers make right decisions by giving them access to insights on employees progression.

- See Naomi's and other employees' personal career plans and progression activity

- Better allocate learning & development resources

- Make the objective and strategic talent investments

madeBOS

We curate best career pathing options

 **+**  **+**  **+**  **=**

Industry
Standard

Historical
Enterprise Data

Trends
Aggregation

Social Network
Behavior

Market Opportunity

42,135 Potential US Retail Customers

x $80,996 Average Annual Revenue

= **$3.41 Billion Retail** Market Opportunity

10% of that market = $341M Potential madeBOS Revenue

madeBOS

B2B

$5 Per Employee

Deluxe

Basic

A complete career pathing system

4,999 Employees
+$18,000 Annual Fee

A fully integrated career pathing system

5,000-9,999 Employees
+$30,000 Annual Fee

Premium

Our most advanced career pathing system

10,000+ Employees
+$45,000 Annual Fee

During beta stage, annual fee is waived for the first year.
Minimum 3 year subscription contract

madeBOS

B2C

$2.99 Per User

Annual Fee

madeBOS

Capital Allocation

- We are seeking a **$1M seed investment**.

- The capital will be used to **hire staff and develop the infrastructure** to initially service & reach Retail customers.

  - Salaries 70%
  - Taxes + EE Benefits 12%
  - Customer Service 6%
  - Professionals Services 3%
  - Office Expenses 2%
  - Marketing 3%
  - Accountant 2%
  - HR 1%
  - Foundation 1%

- Investment dollars will be supplemented with sales revenue to meet our growth objectives.

- **Break-even** mid 2018.

madeBOS

Our Team



Martha Hernandez
Founder and CEO
Occidental
Coro, ML4T, Udacity



Antonio Altamirano
CTO
Founder, CEO at
Tangelo



Estefania Ortiz
Engineering Lead
Stanford
Code2040



Meg Hall
Marketing Lead
St Mary's MBA
EvoNexus

madeBOS

Advisors



Angela D. (Mills) Mills Dixon,
SPHR, SHRM-SCP, Executive Director,
HR, Save Mart Supermarkets



Daniel Sonsino
Founder, Guia Consulting
Talent Management Executive



Jesse Martinez
CEO, Latino Startup
Alliance, LPI 2050



Michelle Peralta
National Sales Director, ESB
at Silicon Valley Bank



Nicholas Almeida
Advisor, Philanthropy
& Impact Investing



Perla Rodriguez
Chief Executive Officer
Voler Strategic Advisor



Samuel Ulloa
Co-Founder & Board Member,
Listo Corporation



William Salcido
Co-Founder, Chairman, CEO
Bedrock Analytics Corporation

madeBOS

Timeline

"madeBOS is creating user driven career paths to alleviate the confusion for people seeking advancement"

-Angela Mills-Dixon, SPHR, SHRM-SCP
Executive Director, HR, The Save Mart Companies



July 2017:
Company Officially Founded

December 2016:
CEO Joined Full Time, Wireframes Completed + Core Team Identified

April 2017:
Engage Potential Beta Customers + Begin Fundraising Strategic Plan

July 2017:
Product Development Beta

August 2017:
Hire Team

September 2017:
Launch 3 Trial Enterprise Customers

Q1 2018:
Launch Product

madeBOS

Thank you!



Martha Hernandez

Founder & CEO

510.566.0400

marthahernandez@madebos.com

www.madebos.com

madeBOS

EXHIBIT B

Financial Statements

madeBOS, Inc.

Unaudited Financial Statements for the Period from July 25, 2016 through December 31, 2016

CNP | **Christine N. Peirano**
Certified Public Accountant

Independent Accountant's Review Report

To the Board of Directors and Shareholder
madeBOS, Inc.
Oakland, California

I have reviewed the accompanying balance sheet of madeBOS, Inc. as of December 31, 2016, the related statements of operations, changes in stockholder's equity, and cash flows for the period from July 25, 2016 (Inception) through December 31, 2016 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Limited Assurance

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that madeBOS, Inc. may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should madeBOS, Inc. be unable to continue as a going concern. My conclusion is not modified with respect to this matter.

Christine N. Peirano

Mount Sinai, New York
May 3, 2017

madeBOS, INC.
BALANCE SHEET
As of December 31, 2016
(Unaudited)

ASSETS

Cash and cash equivalents	$	-
TOTAL ASSETS	$	-

LIABILITIES AND STOCKHOLDER'S DEFICIT

Liabilities:

Accounts payable	$	12,160
Advances from founder		6,160
Total Liabilities		18,320

Commitments and Contingencies

Stockholder's Deficit:

Common Stock, $0.0001 par value; 5,000,000 shares authorized;		
3,500,000 shares issued and outstanding		350
Additional paid-in capital		-
Accumulated deficit		(18,670)
Total Stockholder's Deficit		(18,320)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$	-

The accompanying notes are an integral part of these unaudited financial statements.


madeBOS, INC.
STATEMENT OF OPERATIONS
For the Period from July 25, 2016 through December 31, 2016
(Unaudited)


Revenues	$	-
Operating Expenses:		
General and administrative		1,100
Sales and marketing		3,510
Technology expenses		4,000
Organizational expenses		10,060
Total Operating Expenses		18,670
Net Loss		$(18,670)


The accompanying notes are an integral part of these unaudited financial statements.


madeBOS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Period from July 25, 2016 through December 31, 2016
(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Deficit
	Number of Shares	Amount			
Balance as of Inception	-	$-	$-	$-	$-
Issuance of common stock to founding stockholder	3,500,000	350	-	-	350
Net Loss	-	-	-	(18,670)	(18,670)
Balance as of December 31, 2016	3,500,000	$350	$ -	$(18,670)	$(18,320)

The accompanying notes are an integral part of these unaudited financial statements.

STATEMENT OF CASH FLOWS
For the Period from July 25, 2016 through December 31, 2016
(Unaudited)

Cash Flows From Operating Activities

Net Loss	$(18,670)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in accounts payable	12,160
Net Cash Used In Operating Activities	(6,510)

Cash Flows From Investing Activities

Net Cash Used In Investing Activities	-

Cash Flows From Financing Activities

Advances from founder	6,160
Issuance of common stock	350
Net Cash Provided By Financing Activities	6,510

Net Change In Cash and Cash Equivalents	-
Cash and Cash Equivalents at Beginning of Period	-
Cash and Cash Equivalents at End of Period	$ -

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$ -
Cash paid for income taxes	-

The accompanying notes are an integral part of these unaudited financial statements.

madeBOS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

madeBOS, Inc. (the "Company") was incorporated on July 25, 2016 ("Inception") in the state of Delaware. The Company is headquartered in California. madeBOS is a digital platform that allows employees to manage their career development through an individualized plan.

Since Inception, the Company has relied on founder contributions to fund operating losses. As of December 31, 2016, the Company has negative working capital and will likely incur additional costs prior to revenue generating activities. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the period presented have been included. The operating results for the period presented are not necessarily indicative of the results that may be expected for a full fiscal year.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016, the Company is operating as a going concern. See Note 1 and Note 8 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2016, the Company had no cash on hand.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets

and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2016 as the Company incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating loss generated by the Company as of December 31, 2016. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2016, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For the period from Inception through December 31, 2016, the Company recognized no sales.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Organizational Expenses

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 720, "Other Expenses," organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Technology Expenses

Technology expenses primarily consist of expenses incurred in developing the Company's website. In accordance with FASB ASC 350-50, "Website Development Costs," these costs were expensed as incurred.

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process

of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet filed its corporate income tax return for the period from Inception through December 31, 2016, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The net operating loss of $18,670 generated during the period from Inception through December 31, 2016 will expire in 2036.

NOTE 4 – ISSUANCE OF CAPITAL STOCK

The Company is authorized to issue up to 5,000,000 shares of common stock with a par value of $0.0001 ("Common Stock"). In connection with the Company's formation on July 25, 2016, the Company sold 3,500,000 shares of its Common Stock at par value to the Company's founder for a total of $350. As of December 31, 2016, 3,500,000 shares were issued and outstanding.

NOTE 5 – STOCK INCENTIVE PLAN

During 2016, the Company approved an equity incentive plan (the "2016 Plan") for the purpose of providing stock awards and incentive and non-statutory stock options to employees, directors and consultants of the Company and affiliates of the Company. Under the 2016 Plan, 500,000 shares of the Company's Common Stock are reserved for issuance pursuant to the terms of the 2016 Plan. The Company believes that such awards better align the interests of its employees, directors and consultants with those of its stockholder. Options awards are expected to be granted with an exercise price equal to the market price of the Company's stock at the date of grant. No stock options have been granted as of December 31, 2016.

NOTE 6 – RELATED PARTY TRANSACTIONS

Advances from Related Party

From time-to-time, the Company receives funds from its founder to meet its working capital needs. In aggregate, $6,160 was advanced and outstanding as of December 31, 2016. This amount was classified as "Advances from Founder" on the accompanying Balance Sheet. The advances carry no interest as they were intended to be short-term and are due upon demand.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its founder.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation on July 25, 2016 and incurred a loss for the period from Inception through December 31, 2016. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 9) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering up to 500,000 Simple Agreements for Future Equity ("SAFEs") for up to $500,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $40,000 in this offering and up to $500,000 maximum. The Company must receive commitments from investors totaling the minimum amount by July

14, 2017 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc., (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through May 3, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C

Video Transcript

madeBos Video Transcript

I learned at an early age that opportunity comes to those that prepare for it. Although my story helped me gain access to great schools and connection with amazing mentors I also found that opportunity can be biased.

Talented young adults are forced to survival jobs making breaking down generational poverty, impossible.

My name is Martha Hernandez and I am the Founder and CEO of madeBOS a mobile app that empowers users to drive and proactively manage their career development success through an individualized plan. **madeBOS is changing lives. Let me show you how it works.**

Meet Naomi. Naomi used the madeBOS app to take the talent and passion assessment where she learned that her analytical and problem-solving skills were a great fit for a career in programming. madeBOS helped Naomi learn about job market demand, cost, and compensation for best fit careers. Most importantly, the application also individualized a plan for her to take action a triggered potential influencers and employers. Like Naomi, all madeBOS users now have the tools to work towards their dreams regardless of where they are currently in their careers. They followed the madeBOS plan and worked to make it become a reality.

Prior to madeBOS I've personally and manually supported hundreds of people in getting a better career and better salary. What's really exciting about madeBOS is that it adds a layer of transparency to the process and for the first time, talent will be able to see from the start what it is that they need to do to get the job or the promotion while at the same time, employers will be able to make the right talent investment.

I want people around the world to have the tools to take charge of their careers. Help us make madeBOS' vision come alive. **Invest in madeBOS and join our mission in giving everyone a change of a more fulfilling and more sustainable career.**